SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: September 2, 2004	By:	“S.A. FISH” (Signature)

S.A. Fish, Vice President (Name and Title)

	By:	“S.L. COSMESCU” (Signature)

S.L. Cosmescu, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE
THURSDAY, SEPTEMBER 2, 2004

Athabasca Oil Sands Project sets monthly production record

Calgary, Alberta — Shell Canada Limited announced today that the Athabasca Oil Sands Project achieved record monthly production in August averaging 182,000 barrels per day of bitumen. After just more than one year of operations, the project has demonstrated its ability to meet and exceed the design rate of 155,000 barrels per day of bitumen on a sustained basis.

“We ran full throttle in August, setting daily, weekly and now monthly production records,” said Neil Camarta, Shell Canada’s Senior Vice President Oil Sands. “I am very proud of the many people who have worked so hard over the past year to bring us to this level. We have focused on continuous improvement in production on a safe and sustained basis — and it’s paying out.”

August results will offset the lower production in July of 121,000 barrels per day related to unscheduled maintenance work on one of the froth treatment plant settlers. Follow-up maintenance work on the other two settlers is planned for October and will reduce production by approximately 50 per cent for up to two weeks.

The Athabasca Oil Sands Project consists of the Muskeg River Mine located north of Fort McMurray, Alberta and the Scotford Upgrader located near Edmonton.

A joint venture among Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent), the Athabasca Oil Sands Project is Alberta’s first new oil sands mining project in 25 years and can supply 10 per cent of Canada’s oil needs.

For more information, contact:

Jan Rowley	Jim Fahner
Manager, Public Affairs	Manager, Investor Relations
(403) 691-3899	(403) 691-2175

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.